Satori Studios, Inc.

Financial Statements

For the Year Ended
December 31, 2020

Together With
Independent Accountant's Review Report

Seperack & Company, LLC
7-9 Isaac Street
Norwalk, CT 06850

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Satori Studios, Inc.
Brookhaven, GA

We have reviewed the accompanying financial statements of Satori Studios, Inc. (an "C" corporation), which comprise the balance sheet as of December 31, 2020, and the related statements of operations and retained earnings and cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

September 28, 2022
Norwalk, Connecticut

Satori Studios, Inc.

Table of Contents

December 31, 2020

Satori Studios Inc
Balance Sheet
December 31, 2020

See Independent Accountant's Review Report

Assets		
Current Assets		
Cash	$ 3,716	
Total Current Assets		3,716
Total Assets		$ 3,716
Liabilities and Stockholders' Equity		
Liabilities		
Current Liabilities		
Shareholder Loans Payable	1,474	
Total Current Liabilities		1,474
Total Liabilities		1,474
Stockholders' Equity		
Common Stock - Par Value $0.0001, 10,000,000 Shares Authorized; 6,965,000 Shares Issued and Outstanding	700	
Additional Paid-in Capital	3,304	
Accumulated Deficit	(1,758)	
Stockholders Equity Subtotal		2,246
Less: Treasury Stock, At Cost		(4)
Total Stockholders' Equity		2,242
Total Liabilities and Stockholders' Equity		$ 3,716

The Accompanying Notes are an Integral Part of These Financial Statements

Satori Studios Inc
Statement of Operations and Retained Earnings
For the Year Ended December 31, 2020

See Independent Accountant's Review Report

Cost of Goods Sold			
Commission and Fees		665	
Contract Labor		125	
Software and Applications		290	
Cost of Goods Sold			1,080
Gross Profit			(1,080)
Operating Expenses			
Office Expense	$	466	
Taxes		432	
Advertising Expense		30	
Meals		30	
Vehicle Expense		20	
Total Operating Expenses			978
Operating Loss Before Other Income			(2,058)
Other Income			
Interest Income			300
Net Loss			(1,758)
Retained Earnings - Beginning			-
Accumulated Deficit - Ending			$ (1,758)

The Accompanying Notes are an Integral Part of These Financial Statements

Satori Studios
Statement of Equity
For the Year Ended December 31, 2020

See Independent Accountant's Review Report

	Common Stock				
	Shares	Amount	Additional Paid in Capital	Retained Earnings (Accumulated Deficit)	Total
Beginning Balance, Inception	-	-	-	-	-
Contributions	6,965,000	700	3,304	-	4,004
Net (loss)	-	-	-	(1,758)	(1,758)
Treasury Stock	-	(4)	-	-	(4)
Ending Balance, December 31, 2020	6,965,000	696	3,304	(1,758)	2,242

Satori Studios
Statement of Cash Flows
For the Year Ended December 31, 2020

See Independent Accountant's Review Report

Cash Flows from Operating Activities	
Net Loss	$ (1,758)
Net Used in Operating Activities	(1,758)
Cash Flows from Financing Activities	
Advances on Notes Payable - Shareholder	1,474
Issuance of Common Stock	4,004
Acquisition of Treasury Stock	(4)
Net Cash Provided by Financing Activities	5,474
Net Increase in Cash	3,716
Cash - Beginning	-
Cash - Ending	$ 3,716

The Accompanying Notes are an Integral Part of These Financial Statements

Satori Studios, Inc.
Notes to the Financial Statements
December 31, 2020

See Independent Accountant's Review Report

Note 1 The Business

Satori Studios Inc., (the Company) was incorporated on June 15, 2020 in Delaware to produce Virtual Reality software.

Note 2 Summary of Significant Accounting Policies

This summary of significant accounting policies of the Company is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management, who is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

Use of Estimates

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include, recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Cash and Cash Equivalents

The Company considers all highly liquid financial instruments purchased with maturities of three months or less to be cash equivalents. As of December 31, 2020, the Company held no cash equivalents.

Note 2 Summary of Significant Accounting Policies (continued)

Subsequent Events

The Company is in the process of crowdfunding to raise more than $107,000 in capital. This process is ongoing, and the Company is expecting to see a return within the next year.

The Company has evaluated subsequent events through September 28, 2022, the date through which the financial statement was available to be issued. It has been determined that no events require additional disclosure.

Advertising Costs

Advertising costs are expensed as incurred.